

July 13, 2022

Lin Wei
Chief Financial Officer
36Kr Holdings Inc.
5-6/F, Tower A1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing, People's Republic of China, 100026

> **Re: 36Kr Holdings Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **Response Dated June 14, 2022**
> **File No. 001-39117**

Dear Ms. Wei:

We have reviewed your June 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 1

1.   We note your response to comment 2. In future filings, for each summary risk factor, please include a cross-reference to the page number where the full detailed risk factor appears.

2.   We note your response to comment 3. In future filings, please revise to discuss the "applicable government registration and approval requirements," you reference in your response.

3.   We note your response to comment 5. To the extent that your response provided an exhaustive list of revisions, in future filings, please expand to revise all references to

Lin Wei
36Kr Holdings Inc.
July 13, 2022
Page 2

control, including where you discuss risks associated with terminating the contractual agreements. In this regard, we note the following statements as examples:

- "…the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:… requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; (page 20)
- "In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected." (pages 21 and 24)
- Agreements that provide us with effective control over Beijing Duoke (page 76)
- "If the Group's corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions: …require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Group's ability to consolidate, derive economic interests from, or exert effective control over the VIE." (page F-15)

4.   We note your response to comment 8. In future filings, please revise to disclose expressly whether you believe that you are compliant with the regulations or policies that have been issued by the CAC to date, and the basis for this belief. In addition, please do not qualify any of these regulatory compliance disclosures in terms of material compliance or any similar qualifier.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He, Esq.